Exhibit 15.1

May 20, 2021

Good Morning,

I’m writing today to hopefully provide some clarity around the ongoing seed-to-sale litigation (as we understand it) as well as Metrc’s perspective and response.

First, some context. Last year, after a competitive and public procurement process, Metrc was awarded a contract with the Oklahoma Medical Marijuana Authority (OMMA) to provide the state’s first seed-to-sale cannabis inventory tracking system. Since then, we’ve been working closely with OMMA to establish this new system that is critically important to protect Oklahoma’s legal market from illicit and unsafe products. Most recently, our team had been working with hundreds of licensees a day in preparation for the April 30 deadline to adopt and use Metrc.

But on April 15, a vertically integrated marijuana business sued OMMA for, among other things, its ability to require licensees to use seed-to-sale. On April 29, the Okmulgee County judge in the case issued a Temporary Restraining Order (TRO) postponing the April 30 deadline - the day before it was set to take effect. Understandably, these actions have caused some confusion and uncertainty for everyone involved.

While the litigation clearly involves our work with OMMA and licensees, we were not a named party in a legal action that directly affects our company, employees, and services to Oklahomans. To address this, on May 11, Metrc filed a motion to intervene in the case and vacate the TRO. What that means is we are taking the first step to uphold our work with OMMA and licensees like you. We understand how much time and effort went into the process for licensees to meet the April 30 deadline: employees were trained on new software, inventory was tagged and logged, and business practices were modified – only to have the process disrupted.

Despite the recent confusion, cost, and delay, we are confident that seed-to-sale – and the creation of a safe, transparent, and efficient legal marijuana market – remains a top priority for Oklahoma. To that end, we’re committed to continuing to offer training and onboarding support to the licensees who have not yet fully adopted seed-to-sale. And since our system is already fully operational, licensees already using Metrc can continue doing so as part of their normal business operations.

With your help, we’ll combat the illicit market and make the legal medical market stronger, safer, and more secure. If at any point you have questions, feedback, or just need some extra help, please call our support line at 877-566-6506 or email us at support@metrc.com. Thank you for your partnership.

Best Regards,

/s/ Lewis Koski

Lewis Koski

Chief Operating Officer

Metrc LLC